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Office of Financial Services

Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Re:	Avon Products, Inc. Definitive 14A

Filed March 23, 2007 (File No. 001-04881)

Dear Mr. Geishecker:

This is to confirm our telephone call today in which I requested an extension of time for Avon Products, Inc. to respond to the Staff’s August 21, 2007 comment letter concerning the above referenced filing. The extension will enable the Compensation Committee of the Board of Directors to review the draft responses to the comment letter at the Committee’s next regularly scheduled meeting on October 11, 2007 and will enable management to reflect any views of the Committee in the comment letter response. As we discussed, Avon will submit its response on or before October 19, 2007.

Please call me at 202-637-2242 to discuss this letter.

Sincerely,

/s/ John J. Huber
John J. Huber of LATHAM & WATKINS LLP